SUB-ITEM 77K

CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Cohen Fund Audit Services Ltd. (“Cohen”) has been engaged to serve as the Funds’ independent registered public accountant for the Funds’ fiscal year ending September 30, 2016 as of September 21, 2015. This decision to engage Cohen was approved by the Audit Committee and the Board of Trustees of the Trust.

Throughout the Funds’ two most recent fiscal years, and through the date of notification of change in auditor, November 10, 2015, the Funds had no disagreements with KPMG LLP (“KPMG”), the Funds’ previous independent registered public accounting firm, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and there were no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K. With respect to the Funds, KPMG’s audit opinions for the past two fiscal years, have not contained either an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

The Registrant has provided a copy of the disclosures contained in this Exhibit 77K to KPMG, prior to the date of filing of this Form N-SAR with the U.S. Securities and Exchange Commission (the “Commission”), as required by Item 304(a)(3) of Form S-K. In addition, the Registrant has requested that KPMG confirm in a letter provided to the Registrant and addressed to the Commission that it agrees with the representations contained in this Exhibit 77K, and KPMG’s response addressed to the Commission is also included in this Exhibit 77K.